UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LANDAUER, INC.

(Name of Subject Company (Issuer))

FERN MERGER SUB INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

FORTIVE CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel B. Kim

Vice President – Associate General Counsel and Assistant Secretary

Naomi Ogan

Vice President – Associate General Counsel

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

Copies to:

Daniel Wolf, Esq.

Jonathan Davis, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$659,729,830.25	$ 76,462.69

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 9,810,109 outstanding shares of common stock of Landauer, Inc. (“LDR”), calculated on a fully diluted basis per information provided by LDR, at a purchase price of $67.25 cash per share, as of September 18, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $76,462.69	Filing Party: Fortive Corporation
Form or Registration No.: Schedule TO	Date Filed: September 20, 2017

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 20, 2017 by (i) Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fortive Corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.10 per share, including Restricted Stock and Performance-Based Restricted Stock (the “Shares”), of Landauer, Inc., a Delaware corporation (the “Company”), at a price of $67.25 per Share net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the offer to purchase dated September 20, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

“Certain Litigation. On September 25, 2017, putative stockholder Ted Sharpenter filed a purported stockholder class action lawsuit concerning the Transactions against the Company, Parent, Purchaser and the directors of the Company in the U.S. District Court for the District of Delaware. In the case, captioned Ted Sharpenter v. Landauer., et al., Case No. 1:17-cv-01349, plaintiff alleges that the Company’s Schedule 14D-9 omits certain information, including, among other things, with respect to certain financial data and analyses underlying Lazard Frères & Co. LLC’s (“Lazard”) opinion and whether conflicts of interest exist on the part of Lazard. Plaintiff asserts claims under the federal securities laws and seeks, among other things, to enjoin the Transactions or, in the alternative, rescission (or rescissory damages) if the Transactions close. Parent believes that plaintiff’s allegations lack merit and intends to contest them vigorously. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Purchaser will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FERN MERGER SUB INC.

By	/s/ Daniel B. Kim
Name:	Daniel B. Kim
Title:	Vice President and Secretary
Date:	September 28, 2017

FORTIVE CORPORATION

By	/s/ Daniel B. Kim
Name:	Daniel B. Kim
Title:	Vice President, Associate General Counsel and Assistant Secretary
Date:	September 28, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 20, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release of Fortive Corporation, dated as of September 6, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Fortive Corporation with the Securities and Exchange Commission on September 6, 2017).

(a)(1)(G)	Summary Advertisement as published on September 20, 2017.*

(a)(1)(H)	Press Release issued by Parent on August 7, 2017.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 264, 2017, by and among Landauer, Inc., Fortive Corporation, and Fern Merger Sub Inc., (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Landauer, Inc. with the Securities and Exchange Commission on September 6, 2017).*

(d)(2)	Tender and Support Agreement, dated as of September 6, 2017, by and among Fortive Corporation, Fern Merger Sub Inc. and the stockholder of the Company party thereto.*

(d)(3)	Confidentiality Agreement, dated as of June 27, 2017, by and between Fluke Corporation and Landauer, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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